Exhibit 4.44

CEEG Payment Commitment Letter

China Sunergy (Hong Kong) Co., Limited:

With respect to that China Sunergy (Nanjing) Co., Ltd. (“Company”) and its subsidiary CEEG (Nanjing) Semiconductor Co., Ltd. owe a debt to you due to advance payment and share transfer payment, as promised in written, we would make installment repayment of advance payment amounted RMB 429 million in one year calculated from February 2015 and share transfer payment amounted RMB 39.63 million in half of a year calculated from February 2015. The commitment period of advance payment and share transfer payment will expire this month and next month, respectively. As our power station cannot be commenced on schedule and other certain reasons, we propose that the repayment date shall be extended and we commit that the share transfer payment shall be repaid by installments in one and half years from now and the advance payment amounted RMB 429 million shall be repaid by installments in two years from now.

/s/ China Sunergy (Nanjing) Co., Ltd.

/s/ CEEG (Nanjing) Semiconductor Co., Ltd.

May 2016